RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact: Neil Berkman Associates (310) 477 - 3118 info@berkmanassociates.com	Company Contact: James Doss, President (858) 549-6340 rfi@rfindustries.com
RF Industries' Fiscal 2011 Sales Advance 19% to $19,434,000;
Net Income is $776,000, or $0.11 per Diluted Share

Fourth Quarter Sales Increase 19% to a Record $5,954,000;
Net Loss is $50,000, or $0.01 Per Share

Company Reiterates Guidance of $24 to $26 million in Sales
and Earnings of $0.27 to $0.30 Per Diluted Share in FY 2012

SAN DIEGO, CALIFORNIA, January 27, 2012 . . . RF Industries Ltd. (NASDAQ:RFIL) today announced results for the fiscal year and three months ended October 31, 2011 and reiterated financial guidance for current fiscal year ending October 31, 2012.

Fiscal 2011 Results
For the fiscal year ended October 31, 2011, net sales increased 19% to a record $19,434,000 compared to net sales of $16,322,000 in fiscal 2010.  Net income was $776,000, or $0.11 per diluted share, compared to $1,220,000, or $0.19 per diluted share, for fiscal 2010.
"RFI's 19th consecutive year of profitability and our record sales for fiscal 2011 was led by strong performance at Bioconnect and the June 15, 2011 acquisition of Cables Unlimited.  Net income was affected by one-time costs of approximately $798,000 associated with the acquisition of Cables Unlimited and the resolution of certain shareholder issues, which significantly increased the Company's general and administrative expenses.  We are encouraged that the slowdown in wireless installations and upgrades, which affected RF Connector & Cable Assembly sales in the second half of fiscal 2011, appears to have come to an end in the current first quarter," said Howard Hill, RF Industries' CEO.
RF Connector and Cable Assembly sales weakened in the second half, causing sales to decline 2% to $13,868,000 for the year and a gross margin of 54%, compared to 55% for fiscal 2010.
Fiscal 2011 sales increased 25% at Bioconnect to a record $2,154,000, raising gross margin to 37% of sales and increasing operating income 43% to $439,000.
Sales at Cables Unlimited, during the four and one half month period after its acquisition, were $2,644,000 and the 27% gross margin was within expectations.  Cables Unlimited's fiscal 2011 operating profitability of $22,000 was affected by $180,000 in amortization and depreciation expenses.
RF Wireless sales improved 53% to $769,000 and the operating loss narrowed to $669,000 compared to an operating loss of $908,000 last year.  "We believe that recently announced contract wins by RadioMobile, combined with opportunities for additional wireless business, will significantly increase RF Wireless' sales in fiscal 2012," said Hill.
At October 31, 2011, RFI reported cash and cash equivalents of $1,761,000, restricted cash of $67,000 and investments in short-term certificates of deposits of $4,095,000 for a total of approximately $5,923,000 in liquid, restricted and short-term capital resources.  Working capital was $12,918,000, the current ratio was 5 to 1 and stockholders' equity was $19,678,000, or $2.77 per outstanding share.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries' Fiscal 2011 Sales Advance 19%; Net Income is $776,000, or $0.11 per Diluted Share
January 27, 2012
Page Two

RF Industries Reiterates Guidance for Fiscal 2012
"Although our business is seasonal, with the first quarter ending January 31 typically representing the lowest sales and earnings period of the fiscal year, we expect that our continuing business, including the newly acquired Cables Unlimited division and increased sales from RadioMobile's recently announced contract with the Los Angeles County Fire Department, will result in record revenues for the fiscal year ending October 31, 2012.  Based on these factors, we are reiterating our January 9, 2012 guidance for annual sales of $24 to $26 million and earnings of approximately $0.27 to $0.30 per diluted share in the current fiscal year," said Hill.

Fourth Quarter Fiscal 2011 Results
For the fourth quarter ended October 31, 2011, net sales increased 19% to a record $5,954,000 compared to $5,001,000 in the same quarter last year.  The net loss was $50,000, or $0.01 per share, compared to net income of $435,000, or $0.07 per diluted share in the same quarter last year.
"The fourth quarter loss is attributable to reduced sales at RF Connector and Cable, combined with one-time expenses for professional fees of approximately $167,000 associated with the acquisition of Cables Unlimited and the resolution of certain shareholder issues.  The fourth quarter loss was further affected by charges of $106,000 for depreciation and amortization expenses related to the Cables Unlimited transaction," said Hill.
RF Cable and Connector sales declined 15% to $3,724,000 from $4,375,000 in the same period last year and gross margin was 53%, compared to 55% of sales in the same quarter last year.  Results were affected by one-time professional fees and acquisition costs, which raised expenses $280,000 in the period and reduced operating profits to $181,000 compared to $906,000 in the same quarter last year.
Bioconnect sales declined 9% to $345,000 from $379,000 in the same period last year, but operating profit improved to $12,000 due to higher gross margins and lower administrative expenses in the quarter.
Sales at Cables Unlimited were $1,734,000 in the fourth quarter and the gross margin was 22% of sales for the period.  Acquisition-related depreciation and amortization expenses contributed significantly to the operating loss of $66,000 in the fourth quarter.
RF Wireless sales declined 39% to $151,000 in the quarter and the net operating loss of $160,000 was approximately equivalent to the net loss in the fourth quarter last year.

About RF Industries
RFI manufactures, designs and distributes Radio Frequency (RF) connectors and cable assemblies, medical cabling products, RF wireless products, and fiber optic cable products.  Coaxial connectors, cable assemblies and custom microwave RF connectors are used for Wi-Fi, PCS, radio, test instruments, computer networks, antenna devices, aerospace, OEM and Government agencies.  Medical Cabling and Interconnector products are specialized custom electrical cabling products for the medical equipment monitoring market.  RF Wireless products include digital data transceivers for industrial monitoring, wide area networks, GPS tracking and mobile wireless network solutions.  Fiber optic cable, connector and harness products serve computer, aerospace, computer networking and specialty applications.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division which was acquired in June 2011; unexpected difficulties or delays in implementing the new wireless system upgrade to the Los Angeles County Fire Department's existing remote communications equipment; and the Company's reliance on certain distributors for a significant portion of anticipated revenues.  Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share and share amounts)
(unaudited)

	Three Months Ended		Year Ended
	October 31,		October 31,
	2011	2010	2011	2010

Net sales	$5,954	$5,001	$19,434	$16,322
Cost of sales	3,440	2,441	10,098	8,159

Gross profit	2,514	2,560	9,336	8,163

Operating expenses:
Engineering	343	263	1,247	888
Selling and general	2,185	1,533	6,953	5,134
Goodwill impairment		--	--	137

Total Operating expenses	2,528	1,796	8,200	6,159

Operating income (loss)	(14)	764	1,136	2,004

Interest income (expense)	(7)	18	16	87

Income (loss) before provision for income taxes	(21)	782	1,152	2,091

Provision for income taxes	29	347	379	871

Consolidated net income (loss)	(50)	435	773	1,220

Net loss attributable to non-controlling interest	4	--	3	--

Net income (loss) attributable
to RF Industries Ltd. and Subsidiary	$(46)	$435	$776	$1,220

Earnings (loss) per share:
Basic	$(0.01)	$0.08	$0.12	$0.21
Diluted	$(0.01)	$0.07	$0.11	$0.19

Weighted average shares outstanding
Basic	7,135,549	5,777,518	6,382,845	5,719,606
Diluted	7,898,944	6,726,234	7,291,848	6,485,610

Dividends paid	$--	$84,113	$2,528,971	$84,113

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share amounts)

	October 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,761	$4,729
Restricted cash	67	--
Certificates of deposit	4,095	4,578
Trade accounts receivable, net	2,606	2,558
Inventories	6,189	4,608
Prepaid income taxes	572	--
Other current assets	512	448
Deferred tax assets	611	613

TOTAL CURRENT ASSETS	16,413	17,534

Property and equipment, net	2,443	530
Long term certificates of deposit	--	946
Goodwill	3,076	--
Amortizable intangible assets, net	1,866	--
Non-amortizable intangible assets	410	--
Note receivable from stockholder	67	67
Other assets	103	32

TOTAL ASSETS	$24,378	$19,109

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$521	$538
Accrued expenses	1,580	1,217
Mortgages payable	1,394	--
Income taxes payable	--	124

TOTAL CURRENT LIABILITIES	3,495	1,879

Deferred tax liabilities	1,072	19
Other long-term liabilities	133	297

TOTAL LIABILITIES	4,700	2,195

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 200,000,000 shares of $0.01 par
value; 7,110,507 and 5,861,764 shares issued and outstanding	71	59
Additional paid-in capital	11,382	6,996
Retained earnings	8,011	9,859

Total RF Industries and Subsidiary	19,464	16,914

Noncontrolling interest	214	--

TOTAL EQUITY	19,678	16,914

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$24,378	$19,109